Exhibit 21.1

List of Subsidiaries of Forum Energy Technologies, Inc.

Name	Jurisdiction
FET (Barbados) SRL	Barbados
FET Holdings LLC	Delaware
FET Global Holdings Limited	United Kingdom
Forum Global Tubing LLC	Delaware
Forum International Holdings, Inc.	Delaware
Forum US, Inc.	Delaware
Forum Worldwide Holdings Limited	United Kingdom
Global Tubing LLC	Delaware